Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 NaguanZhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

March 1, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	Bodisen Biotech, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 30, 3010
Form 10/K-A for the year ended December 31, 2009
Filed October 27, 2010
File No. 000-31539

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated February 14, 2011 (the "Comment Letter") relating to the Form 10-K for the year ended December 31, 2009 and the Form 10-K/A for the year ended December 31, 2009 (collectively, the "2009 10-K") of Bodisen Biotech, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K/A for the year ended December 31, 2009 as filed on October 27, 2010

Item 1A. Risk Factors, page 8

1.
Reference is made to your discussion of your customers on page 6.  It appears that distributors indicate their intent to purchase a certain quantity of your product through written sales contracts.  As a result, you pay your suppliers in advance to ensure sufficient inventory to meet these projected needs.  However, distributors are generally not held responsible for failing to place actual orders consistent with their original estimates.  In fiscal 2008, written contracts existed for $ 9.4 million sales while actual sales were $5.1 million (approximately 49% of estimated sales).  In fiscal 2009, written sales contracts existed for $9 million sales while actual sales were $4.38 million (approximately 49% of estimated sales).  If our understanding is correct, please add a business related risk factor disclosing this element of your business, here and on an ongoing basis.

Response:

The Companyenters into sales contracts with regional distributors in November each year ahead of the coming year. The distributors, by way of signing the contracts made their intents to purchase a certain quantity of products.  However, the actual demand of the products will be affected significantly by the weather conditions in the coming year.  Although the Company has written sales contracts with these distributors, it cannot be guaranteed that the distributor will be able to place all orders as indicated in the contracts.  During the fiscal years ended December 31, 2008 and 2009, manufacturing and sales fell seriously short of the contract amounts as a result of the adverse weather conditions and water flooding.  The Company has added a risk factor on page 8 of the amended 2009 10-K.

Management’s Discussion and Analysis
Operating Expenses, page 17

2.
In comment 9 of staff letter dated June 3, 2010, we requested that you more clearly describe and quantify the “write off of certain loan receivables.”  However, it does not appear you have addressed that portion of the comment.  As such, we reissue that comment in part.  Specifically, explain when and why the write-off occurred and how it resulted in a decrease in general and administrative costs.  Clarify whether you are referring to the write-off of accounts receivable or some other receivable balance such as advances to suppliers or other receivables. If you are referring to receivables other than accounts receivable, describe the nature of the loans, identify the debtors and tell us when and why they were written-off.  If you are referring to accounts receivable, describe and quantify the amounts of the related charges or credits recorded each period and explain what caused the variance.

Response:

The Company has revised the disclosure on page 17 of the amended 2009 10-K in accordance with the Staff’s comment. .The write off occurred during the fiscal year ended December 31, 2008.  In 2008 the Company exchanged a trade receivable of $3,291,264 for a 28.8% ownership interest in a Chinese company, Shaanxi Jiali Pharmaceutical Co. Ltd.  The value of the 28.8% ownership interest was determined to be $2,303,404.  Therefore, the Company had written down the value of this investment by $987,860 at December 31, 2008.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

3.
Correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report in the manner specified by AU Section 508, paragraphs 18A and 18B. Please provide a revised report that is consistent with this guidance.

Response:

The Company has revised the disclosure on page F-1 of the amended 2009 10-K in accordance with the Staff’s comment. A fourth paragraph has been added to the auditor’s report so that the report is consistent with the guidelines specified in AU Section 508.

4.
We refer you to comment 11of staff letter dated June 3. 2010. The accountant's report still fails to reflect the exact titles presented on certain of the financial statements. Specifically, the accountants report refers to the statements of income, equity and comprehensive income. However, the financial statement on page F-3 is entitled –Consolidated Statements of Operations and Other Comprehensive Income".  Please revise to ensure that each financial statement is appropriately referenced with the precise title in the independent accountants report.

Response:

The Company has revised the disclosure on page F-1 of the amended 2009 10-K in accordance with the Staff’s comment. The first paragraph in the auditor’s report has been revised to refer to the statement titles exactly as they appear on the financial statements.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-9

5.
We note your response to comment 15 from staff letter dated June 3, 2010, and the resulting change in your revenue recognition policy and therefore your financial statements.  To facilitate our ability to evaluate your restated financial statements and the related financial statement adjustments, please describe your accounting methodology in expanded detail.  For example, we assume that you have applied the cost recovery method for those periods for which collection of the sales price was not reasonably assured and that you will utilize it until you are clearly able to demonstrate otherwise. Please tell us the date at which you began the application of this method, That is, please clarify whether you have restated your revenue recognition policy from your inception or whether you began the application in a later fiscal year and explain the basis for your conclusion.

Response:

Over the past several years, due to the uncertainty of the collection of the sales price, the Company changed its revenue recognition policy to the cost recovery method.  At December 31, 2007, the Company determined the amount of revenue that should be deferred at that date and made an entry to debit retained earnings (accumulated deficit) and credit deferred revenue.  Had we gone back to the beginning, the impact on retained earnings at December 31, 2007 would not have changed.  The Company believed that amending the 2008, 2009, and 2010 financial data was sufficient in order for investors to make an informed decision regarding any investment in Bodisen.  The Company did not believe that amending its financial statements prior to 2008 was not beneficial.

When the Company makes a sale, it debits accounts receivable for the sales price and credits revenue and deferred revenue for the cost of goods sold and gross margin, respectively, and then debits cost of goods sold and credits inventory for the cost of the products sold.  (See response to comment 6 below).

At each balance sheet date for which the Company reports it results, the Company looks at its current receivable balance to determine which ones collections are not assured (which is generally most of them).  For these account receivable balances, the Company determines the gross margin for each of the sales underlying the accounts receivable balance.  The Company then adjusts the deferred revenue at the period end date to equal the gross margins in the underlying accounts receivable balances.  The offsetting entry to deferred revenue is revenue.  If subsequently the accounts receivable balance is deemed to be uncollectible, an amount equal to the difference between the accounts receivable balance and the gross margin associate with the account receivable balance is recorded as an allowance for bad debts with the offsetting entry to bad debt expense (component of general and administrative expenses).  If the accounts receivable balance is ultimately written off, the Company would credit accounts receivable and debit both allowance for bad debt and deferred revenue for the appropriate amount.

6.
You state that no profit is recognized until cash payments exceed the cost of the goods sold and that you record deferred revenue, which is the gross profit that has not been realized.  Please tell us more about your application of the cost recovery method.  In the period of sale, we have seen this accounting reflected in the income statement by the reporting of gross profit as "recognized" (if applicable) and deferred." In these cases, we have seen gross profit reported as a separate line item within the revenue section of the income statement when subsequently earned.  Finally, we have seen related (uncollected) receivables offset by deferred gross profit on the balance sheet.  As your financial statements do not utilize this format, please describe and illustrate your accounting methodology in your response letter. Show us how you record, account for and classify the initial sale of product and the subsequent recognition or write-off of related deferred gross profit.  Illustrate how increases in the allowance for doubtful accounts are determined and tell us when and how actual bad debt write-offs are recorded. Explain how you monitor the individual components of the deterred gross profit account.

Response:

Our accounting methodology is as you have described above; however, the presentation in the financial statements is different.  The Company has chosen to show the deferred revenue as a liability versus a contra asset.  The following is how the Company records and accounts for the sale of products.

Assumption:  Product is sold for $100 that costs $75.

Entry 1
Accounts receivable	$100
Cost of sales	$75
Inventory	$75
Revenue	$75
Deferred revenue	$25

Entry 2

The Company will collect the receivable in one lump sum versus in increments over a period of time.  When the Company receives the $100, they would record the following:

Cash	$100
Accounts receivable	$100
Deferred revenue	$25
Revenue	$25

Entry 3
The Company analyzes the collectability of the accounts receivable and will record an allowance against the receivable.  If the Company were to establish a 100% allowance against the receivable, then the Company would record the following:

Bad debt expense	$75
Allowance for doubtful accounts	$75

Entry 4
If the Company determined that the receivable were uncollectible, the Company would record the following entry:

Allowance for doubtful accounts	$75
Deferred revenue	$25
Accounts receivable	$100

7.
In this regard, we note that the restatement adjustments that you have recorded in fiscal 2008 and 2009 result in increases in revenues, gross profits and accounts receivable in each period. General and administrative expenses have increased significantly in fiscal 2009, as well.  As we do not also have information regarding fiscal 2007, please provide a detailed explanation on how the amounts for each period were calculated and any other adjustments made in each period. We may have further comment upon review of your response.

Response:

The Company determined to make the adjustments as of December 31, 2007 which would be the beginning balances for 2008, the first year that was restated.

At December 31, 2007, the Company determined that $8,785,785 represented the profits in the outstanding accounts receivable of $26,065,741.  Therefore, the first entry at December 31, 2007 was as follows:

Retained earnings	$8,785,785
Deferred revenue	$8,785,785

However, the Company had an accounts receivable reserved of $25,447,689 as of December 31, 2007.  Therefore, the Company determined that included in the 2007 retained earnings was bad debt expense of $25,447,689.  If the Company reduces retained earnings by the deferred revenue and it has already provided an allowance account for the accounts receivable, then there is duplication.  The Company determined that $8,530,575 was the gross profit that was being reserved for in the allowance account.  Therefore, at December 31, 2007, the Company recorded the following entry:

A/R allowance	$8,530,575
Retained earnings	$8,530,575

The net effect on retained earnings was a decrease of $255,210.

At December 31, 2008, the Company determined the gross profit in the accounts receivable balance of $6,789,307 to be $2,092,451.  Therefore, the Company needed to reduce the deferred gross profit which would increase the 2008 revenue.  The entry the Company recorded was as follows:

Deferred revenue	$6,693,334
Revenue	$6,693,334

However, the Company had reduced the allowance account by the receivables that were collected which reduced the bad debt expense.  Therefore, the Company recorded the following entry to properly state the accounts receivable allowance:

G&A expense	$6,659,905
Allowance for bad debt	$6,659,905

During 2008, the Company exchanged accounts receivable for stock and wrote off other accounts receivable as uncollectible.  When the Company recorded the deferred revenue and revenue of $6,693,334 in the entry above, the revenue account is overstated because of the reduction in the accounts receivable balance due to the write off of the accounts receivable and the exchange of accounts receivable for stock.  Therefore, the Company recorded the following entry:

Revenue	$6,675,065
G&A expense	$6,675,065

After these entries were recorded, deferred revenue (balance sheet) was $2,092,491, revenue increased by $18,269, G&A expenses decreased $15,160 and allowance for doubtful accounts was $4,199,030.

At December 31, 2009, the Company determined that the deferred gross profit in the accounts receivable balance of $4,542,655 was $917,147.  Therefore, the Company recorded the following entry:

Deferred revenue	$1,175,304
Revenue	$1,175,304

However, the Company had reduced the allowance account by the receivables that were collected which reduced the bad debt expense.  Therefore, the Company recorded the following entry to properly state the accounts receivable allowance:

G&A expense	$1,315,129
Allowance for bad debt	$1,315,129

During 2009, the Company wrote off other accounts receivable as uncollectible.  When the Company recorded the deferred revenue and revenue of $1,175,304 in the entry above, the revenue account is overstated by the write off of the accounts receivable.  Therefore, the Company recorded the following entry:

Revenue	$309,191
G&A expense	$309,191

After these entries were recorded, deferred revenue (balance sheet) was $917,147, revenue increased by $866,113, G&A expenses increased $1,005,938 and allowance for doubtful accounts was $2,196,072.

8.
We note the revisions you have made in response to our prior comment 13. However, please expand your table to include disclosures for each of the two years for which financial statements have been presented.

Response:

The Company has revised the disclosure on page F-10 of the amended 2009 10-K in accordance with the Staff’s comment. The table on page F-10 has been expanded to include the disclosure for each of the last two fiscal years ended December 31, 2009 and 2008.

Form 10-Q for the period ended September 30, 2010
Consolidated Balance Sheet, page2

9.	On an ongoing basis, please revise the caption within the equity section of your balance sheet to reflect "accumulated" other comprehensive income for consistency with your Form 10-K.

Response:

In future filings, the Company will label the caption on its balance sheet and statement of stockholders’ equity “accumulated other comprehensive income” rather than “other comprehensive income.”

10.
Your attention is invited to your discussion of general and administrative expenses for the three and nine month periods ended September 30, 2010.  You refer to a $735,500 “deposit write off” and to a charge to bad debts of $897,017, respectively, recorded during the above referenced periods.  Please tell us, supplementally and in detail, the nature of and reasons for each of these two charges.  As stated in our previous comments, you are required to describe in MD&A any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income.  Given the relative significance of these charges, we will also expect them to be fully explained in the MD&A discussion included in your Form 10-K for fiscal 2010.

Response:

In the year 2007, the Company signed an agreement with a research institute for development of new fentilizer.  The Company placed a deposit of $735,500 to that research institute according to the agreement.  Up to the quarter ended September 30, 2010, the development of new fentilizer was confirmed not successful.  As such, the Company agreed mutually with the research institute not to further proceed with this development project.  The entire deposit of $735,500 was then written off during the quarter ended September 30, 2010.

The charge to bad debts of $897,017 was principally due to severe weather conditions in China that impacted our customers and their ability to pay.  In addition to the normal analysis performed by the Company to determine its bad debt allowance, the Company also took these unusual weather conditions into consideration when determine the appropriate allowance for bad debts.  The Company will fully explain the reasons for significant charges to earnings during 2010 in the MD&A that will be included in its Form 10K for the year ended December 31, 2010.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bo Chen
Bo Chen
Chief Executive Officer